650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 21, 2012

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs

      Jan Woo

      Joyce Sweeney

      Patrick Gilmore

Re:	Qualys, Inc.

      Amendment No. 4 to the Registration Statement on Form S-1

      Filed September 12, 2012

      File No. 333-182027

Ladies and Gentlemen:

On behalf of Qualys, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 20, 2012, relating to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-182027) filed with the Commission on September 12, 2012 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 5 to the Registration Statement (“Amendment No. 5”). For the convenience of the Staff, we are providing marked copies of Amendment No. 5 and this letter to Jan Woo, Joyce Sweeney and Patrick Gilmore.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 73

1.	We note your disclosure on page 80 of the unrecognized stock-based compensation expense as of June 30, 2012 that is expected to be recognized over a weighted-average period of 3 years. As requested in comment 24 of our July 5, 2012 letter, for options granted subsequent to the most recent balance sheet date presented in your registration statement, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

AUSTIN  BRUSSELS  GEORGETOWN, DE  HONG KONG  NEW YORK  PALO ALTO  SAN DIEGO  SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC

Securities and Exchange Commission

September 21, 2012

In response to the Staff’s comment, the Company has revised its disclosure on page 80 of Amendment No. 5.

Principal and Selling Stockholders, page 117

2.	Please revise to provide information regarding the principal and selling stockholders as of the most recent practicable date, rather than as of June 30, 2012. See Items 403 and 507 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 117-119 of Amendment No. 5.

* * * * *

Securities and Exchange Commission

September 21, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 5 to me or Jeffrey D. Saper at (650) 493-9300. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

By :	/s/ Rezwan D. Pavri
Rezwan Pavri

Enclosures

cc (w/encl.):	Philippe F. Courtot

 Donald C. McCauley

 Bruce K. Posey

 Qualys, Inc.

 Jeffrey D. Saper

 Wilson Sonsini Goodrich & Rosati, P.C.

 Timothy J. Moore

 John T. McKenna

 Cooley LLP

 Timothy P. Zingraf

 Grant Thornton LLP

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